EXHIBIT 17.2

On June 15, 2009, at 8:39 AM, Alvin Mirman wrote:

Dear Frank;

I’d like to announce my resignation from the Board of Directors of the Company. Let this serve as my formal resignation.

Sincerely,

Alvin Mirman